Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

GulfMark Offshore, Inc.:

We consent to the incorporation by reference in the registration statement on Form S-8 of GulfMark Offshore, Inc. of our reports dated February 29, 2016, with respect to the consolidated balance sheets of GulfMark Offshore, Inc. and consolidated subsidiaries as of December 31, 2015 and 2014, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and the effectiveness of internal control over financial reporting as of December 31, 2015, which reports appear in the December 31, 2015 annual report on Form 10-K of GulfMark Offshore, Inc.

/s/ KPMG LLP

Houston, Texas

July 13, 2016